BLAKE FURLOW
2110 N. Westgate Dr.
Boise, Idaho

March [13], 2018

FranVentures LLC
796 Cypress Crossing Trail
St. Augustine, Florida 32095
Attn: Brian Pappas

Re: **Creative Learning Corporation**

Dear Mr. Pappas:

This letter is being delivered in connection with the purchase from FranVentures LLC, a Floriad limited liability company ("**Seller**") by Blake Furlow ("**Purchaser**") of NINE HUNDRED FORTY EIGHT THOUSAND FOUR HUNDRED TWENTY NINE (948,429)shares of common stock, par value $0.0001(the "**Common Stock**"), of Creative Learning Corporation, a Delaware corporation (the "**Company**") at a purchase price of $0.14 per share (such shares of Common Stock being purchased hereunder, the "**Securities**").

1.   Subject to the terms and conditions of this letter agreement, at the Closing (as defined below) Seller will sell, assign, transfer and convey to Purchaser, and Purchaser will purchase, the Securities for an aggregate purchase price of ONE HUNDRED THIRTY TWO THOUSAND SEVEN HUNDRED EIGHTY AND 06/100 DOLLARS ($132,780.06) (the "**Purchase Price**"). The purchase and sale of the Securities shall take place remotely via the exchange of documents and signatures, at 4:00 p.m., Eastern Time on or before March 20, 2018 (which time and place are designated as the "**Closing**"). Prior to Closing, the Seller will deliver the Securities along with a medallion guaranteed stock power endorsed in blank to Olshan Frome Wolosky LLP ("**Olshan**"), as escrow agent, and Purchaser will deliver the Purchase Price to Olshan pursuant to the terms of an Escrow Agreement between Seller, Purchaser and Olshan.

2.   Seller hereby represents and warrants to Purchaser as of the date hereof and on the date of Closing as follows: (i) Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (ii) Seller has all requisite power and authority to execute and deliver this letter agreement and to consummate the transactions described herein, (iii) the execution and delivery by Seller of this letter agreement and the performance by Seller of its obligations hereunder have been duly authorized by all requisite action on the part of Seller and no other proceedings on the part of Seller are necessary to authorize the execution and delivery of this letter agreement and the consummation of the transactions contemplated hereby, (iv) this letter agreement has been duly executed and delivered by Seller and assuming due authorization, execution and delivery of this letter agreement by Purchaser constitutes a valid and legally binding obligation of Seller, enforceable against Seller in accordance with its terms (v) Seller owns, beneficially and/or of record, the Securities and has good, valid and marketable title to the Securities, free and clear of any and all covenants, conditions, restrictions, voting trust arrangements, proxies, liens, charges, encumbrances, options and adverse claims or rights

whatsoever ("**Liens**"), (vi) the execution and delivery of this letter agreement and the performance by Seller of its obligations hereunder will not (x) violate or breach any provision of Seller's organizational or governing documents, (y) violate or breach any statute, law, rule or regulation applicable to Seller or its Affiliates (defined below) ("**Seller Group**") or order applicable to Seller Group or by which Seller Group or any of its properties may be bound or (z) breach, or result in a default under, any contract to which Seller Group is a party or by which Seller Group or any of its properties may be bound except in the case of clauses (y) and (z), where such violations, breaches and defaults would not affect Seller's ability to execute, deliver and perform its obligations under this letter agreement in any material respect (ix) there is no action, lawsuit, arbitration, claim or proceeding pending or, to the knowledge of Seller, threatened against Seller that would reasonably be expected to impede the consummation of the transactions described herein and (x) the Securities constitute all of the Common Stock owned by the Seller Group. For purposes of this Agreement, Affiliate means the use of such term as defined under Rule 405 promulgated under the Securities Act of 1933, as amended (the "Securities Act").

3.   Seller acknowledges that Purchaser is the Chairman of the Board and a significant stockholder of the Company and may possess and/or may have access to and/or may hereafter possess and/or have access to certain non-public information concerning the Company and its Affiliates and/or the Securities (the "**Non-Public Information**") that may or may not be known by Seller which may constitute material information with respect to the Company and its Affiliates and/or the Securities, and Purchaser is relying on this letter agreement and would not enter into a transaction to purchase the Securities from Seller absent this letter agreement. Seller agrees to sell the Securities to Purchaser notwithstanding that it is aware that such Non-Public Information exists or may exist and that Purchaser may not have disclosed to it any or all Non-Public Information that it may have in its possession, and that Purchaser is making no representations regarding the existence or non-existence of such Non-Public Information and whether such information (if any) has been disclosed to Seller. Seller acknowledges that it is a sophisticated seller with respect to the purchase and sale of securities such as the Securities and that Purchaser has no obligations to Seller to disclose any such Non-Public Information and that if the Non-Public Information were fully disclosed to Seller, the Non-Public Information could potentially affect Seller's willingness to enter into this letter agreement and the price that Seller would be willing to accept to sell the Securities. Moreover, such Non-Public Information may indicate that the value of the Securities is substantially lower or higher than the Purchase Price. Seller acknowledges that it has not requested any Non-Public Information from the Purchaser or the Company or their respective Affiliates and the Purchaser and the Company or their respective Affiliates have not provided any such information to Seller. Seller represents to Purchaser that to the extent any of the Seller or any Affiliate of Seller received Non-Public Information, they did so lawfully and were permitted to receive and review such information. Additionally, Seller acknowledges that it has adequate information concerning the Securities, and the business and financial condition of the Company and its Affiliates, to make an informed decision regarding the sale of the Securities, and has independently and without reliance upon Purchaser, and based upon such information as Seller has deemed appropriate, made its own analysis and decision to sell the Securities to Purchaser. Seller is experienced, sophisticated and knowledgeable in the trading of securities and other instruments of private and public companies and understands the disadvantage to which it may be subject on account of any disparity of the access to, and possession of, such Non-Public Information between Seller and Purchaser. Seller has conducted an independent evaluation of the Securities to determine whether to enter into this letter agreement and, notwithstanding any absence of access by Seller or

Company to the Non-Public Information known by Purchaser, Seller is desirous of entering into this letter agreement and consummating the transactions contemplated hereby. Seller, because of, among other things, its business and financial experience, is capable of evaluating the merits and risks of the transactions contemplated by this letter agreement and of protecting its own interests in connection with this letter agreement. Seller acknowledges and agrees that neither the Purchaser or any of its Affiliates have given any investment advice or rendered any opinion to Seller as to whether the purchase or sale of the Securities is prudent or suitable, and Seller is not relying on any representation or warranty by the Purchaser or any of its Affiliates except as expressly set forth in this letter agreement.

4.   Purchaser hereby represents and warrants to Seller as of the date hereof and on the Closing as follows: (i) Purchaser has all requisite power and authority to execute and deliver this letter agreement and to consummate the transactions described herein, (ii) this letter agreement has been duly executed and delivered by Purchaser and assuming due authorization, execution and delivery of this letter agreement by Seller constitutes a valid and legally binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms (iii) the execution and delivery of this letter agreement and the performance by Purchaser of its obligations hereunder will not violate or breach any statute, law, rule or regulation applicable to Purchaser or its Affiliates ("**Purchaser Group**") or order applicable to Purchaser Group or by which Purchaser Group or any of its properties may be bound or (z) breach, or result in a default under, any contract to which Purchaser Group is a party or by which Purchaser Group or any of its properties may be bound, except in the case of clauses (y) and (z), where such violations, breaches or defaults would not affect Purchaser's ability to execute, deliver and perform its obligations under this letter agreement in any material respect and (vi) there is no action, lawsuit, arbitration, claim or proceeding pending or, to the knowledge of Purchaser, threatened against Purchaser that would reasonably be expected to impede the consummation of the transactions described herein.

5.   Purchaser acknowledges that Seller and certain of Seller's Affiliates are significant stockholders of the Company, and may possess and/or may have access to and/or may hereafter possess and/or have access to Non-Public Information that may or may not be known by Purchaser which may constitute material information with respect to the Company and its Affiliates and/or the Securities, and Seller is relying on this letter agreement and would not enter into a transaction to sell the Securities to Purchaser absent this letter agreement. Purchaser agrees to purchase the Seller's Securities from Seller notwithstanding that it is aware that such Non-Public Information exists or may exist and that Seller may not have disclosed to it any or all Non-Public Information that it may have in its possession, and that Seller is making no representations regarding the existence or non-existence of such Non-Public Information and whether such information (if any) has been disclosed to Purchaser. Purchaser acknowledges that it is an "accredited investor" within the meaning of Rule 501(a)(1), (2), (3), (7) or (8) of Regulation D promulgated under the Securities Act and a sophisticated purchaser with respect to the purchase and sale of securities such as the Securities and that Seller has no obligations to Purchaser to disclose any such Non-Public Information and that if the Non-Public Information were fully disclosed to Purchaser, the Non-Public Information could potentially affect Purchaser's willingness to enter into this letter agreement and the price that Purchaser would be willing to pay to purchase the Securities. Moreover, such Non-Public Information may indicate that the value of the Securities is substantially lower or higher than the Purchase Price. Purchaser acknowledges that it has not requested any Non-Public Information from the Seller and the Seller or any Affiliates of the Seller

have not provided any such information to Purchaser. Purchaser represents to Seller that to the extent it or any of its Affiliates received Non-Public Information, it did so lawfully and was permitted to receive and review such information. Additionally, Purchaser acknowledges that it has adequate information concerning the Securities, and the business and financial condition of the Company and its Affiliates, to make an informed decision regarding the purchase of the Securities, and has independently and without reliance upon Seller, and based upon such information as Purchaser has deemed appropriate, made its own analysis and decision to purchase the Securities from Seller. Purchaser is experienced, sophisticated and knowledgeable in the trading of securities and other instruments of private and public companies and understands the disadvantage to which it may be subject on account of any disparity of the access to, and possession of, such Non-Public Information between Purchaser and Seller. Purchaser has conducted an independent evaluation of the Securities to determine whether to enter into this letter agreement and, notwithstanding any absence of access by Purchaser to the Non-Public Information known by Seller, Purchaser is desirous of entering into this letter agreement and consummating the transactions contemplated hereby. Purchaser, because of, among other things, its business and financial experience, is capable of evaluating the merits and risks of the transactions contemplated by this letter agreement and of protecting its own interests in connection with this letter agreement. Purchaser acknowledges and agrees that neither the Seller or any of its Affiliates have given any investment advice or rendered any opinion to Purchaser as to whether the purchase or sale of the Securities is prudent or suitable, and Purchaser is not relying on any representation or warranty by the Seller or any Affiliate of the Seller except as expressly set forth in this letter agreement.

6.   Seller does for itself, the Seller Group and their respective successors and/or assigns, hereby to the maximum extent permitted by law irrevocably forever releases, discharges and waives any and all claims, rights, causes of action, suits, obligations, debts, demands, liabilities, controversies, costs, expenses, fees, or damages of any kind (including, but not limited to, any and all claims alleging violations of federal or state securities laws, common-law fraud or deceit, breach of fiduciary duty, negligence or otherwise), whether directly, derivatively, representatively or in any other capacity, against the Purchaser or any Affiliate of Purchaser, arising on or prior to the date hereof, which are based upon, arise from or in any way relate to or involve, directly or indirectly, the Purchaser or Affiliate of Purchaser failure to disclose all or any portion of the Non-Public Information known by it to Seller in connection with the transfer of the Securities by Seller to Purchaser or any increase in the market price of the Securities that may occur after such transfer (the "**Seller Released Claims**"). Seller also agrees that it and any member of the Seller Group shall not institute or maintain any cause of action, suit, complaint or other proceeding against any of the Purchaser or any Affiliate of Purchaser as a result of such failure to disclose fully such Non-Public Information to Seller or any increase in the market price of the Securities that may occur after such transfer. Seller also represents that it and any member of Seller Group have not assigned any claim or possible claim against the Purchaser or any Affiliate of Purchaser that relates to the Non-Public Information, it fully intends to release all claims against the Purchaser or any Affiliate of Purchaser that related to the Non-Public Information as set forth above and it has been advised by, and has consulted with counsel with respect to the execution and delivery of this letter agreement and has been fully apprised of the consequences of the waivers, releases and discharges set forth herein. Seller further agrees to indemnify, defend and hold harmless the Purchaser or any Affiliate of Purchaser in connection with any proceeding brought by Seller and/or any Affiliate of Seller against any of the Purchaser or Affiliate of Purchaser in connection with the Seller Released Claims, including but not limited to payment of all reasonable

legal fees and expenses incurred by the Purchaser in connection with such proceeding. For the avoidance of doubt, the release and indemnity provided in this Paragraph shall not apply to any claims that the Seller may have against the Purchaser or any Affiliate of Seller arising from any other business relationship or transaction between any one of the Seller or any Affiliate of Seller and the Purchaser or any Affiliate of Purchaser.

7.   Purchaser does for itself, the Purchaser Group and their respective successors and/or assigns, hereby to the maximum extent permitted by law irrevocably forever releases, discharges and waives any and all claims, rights, causes of action, suits, obligations, debts, demands, liabilities, controversies, costs, expenses, fees, or damages of any kind (including, but not limited to, any and all claims alleging violations of federal or state securities laws, common-law fraud or deceit, breach of fiduciary duty, negligence or otherwise), whether directly, derivatively, representatively or in any other capacity, against the Seller or any Affiliate of Seller, arising on or prior to the date hereof, which are based upon, arise from or in any way relate to or involve, directly or indirectly, the failure of Seller or any Affiliate of Seller to disclose all or any portion of the Non-Public Information known by them to Purchaser in connection with the transfer of the Securities by Seller to Purchaser or any decrease in the market price of the Securities that may occur after such transfer (the "**Purchaser Released Claims**"). Purchaser also agrees that it and any of the Purchaser Group shall not institute or maintain any cause of action, suit, complaint or other any of the Seller or any Affiliate of Seller as a result of such Seller or any Affiliate of Seller' failure to disclose fully such Non-Public Information to Purchaser or any decrease in the market price of the Securities that may occur after such transfer. Purchaser also represents that it has not assigned any claim or possible claim against the Seller or any Affiliate of Seller that relates to the Non-Public Information, it fully intends to release all claims against the Seller or any Affiliate of Seller that related to the Non-Public Information as set forth above and it has been advised by, and has consulted with counsel with respect to the execution and delivery of this letter agreement and has been fully apprised of the consequences of the waivers, releases and discharges set forth herein. Purchaser further agrees to indemnify, defend and hold harmless the Seller or any Affiliate of Seller in connection with any proceeding brought by Purchaser and/or any Affiliate of Purchaser against any of the Seller or any Affiliate of Seller in connection with the Purchaser Released Claims, including but not limited to payment of all reasonable legal fees and expenses incurred by the Seller or any Affiliate of Seller in connection with such proceeding. For the avoidance of doubt, the release and indemnity provided in this Paragraph shall not apply to any claims that the Purchaser or any Affiliate of Purchaser may have against the Seller or any Affiliate of Seller arising from any other business relationship or transaction between any of the Seller or any Affiliate of Seller and the Purchaser or any Affiliate of Purchaser.

8.   Each of Seller and Purchaser agrees that this letter agreement, including, without limitation, the representations, warranties, agreements, waivers, releases, acceptances and acknowledgments contained herein, shall be binding upon and inure to the benefit of Purchaser and Seller and their respective successors and assigns, and shall survive the execution and delivery of this letter agreement and the consummation of the sale of Seller's Securities to Purchaser. Each party represents that it is acting as principal and not as an agent with respect to Purchaser's purchase of the Securities.

9.   With the exception of the Escrow Agreement, of even date herewith, by and among Seller, Purchaser and Olshans, this letter agreement constitutes the entire agreement between the

parties, supersedes any prior agreements and understandings, written or oral, between the parties with respect to the subject matter of this letter agreement, and contains the only representations or warranties on which the parties are entitled to rely.

10. This letter agreement may be executed in counterparts.

11. All questions concerning the construction, validity, enforcement and interpretation of this letter agreement shall be governed by the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware. Each party hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the District of Delaware located in New Castle County, or, if jurisdiction in such court is not available, any state court located in New Castle County in the State of Delaware, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at its address set forth herein and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

Please indicate your acknowledgment and agreement to the foregoing by signing below where indicated.

SELLER:

FranVentures LLC

By:
Name: Christine Hurley Pappas
Title: Manager

**ACKNOWLEDGED AND AGREED
AS OF THE DATE FIRST WRITTEN ABOVE:**

PURCHASER:

Name: Blake Furlow